Mail Stop 3561

June 29, 2006

Via U.S. Mail
Mr. Daniel McCarthy
Chairman and Chief Executive Officer
Network Communications, Inc.
2305 Newpoint Parkway
Lawrenceville, GA 30043

> **Re: Network Communications, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 2, 2006**
> **File No. 333-134701**

Dear Mr. McCarthy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

<u>Prospectus Summary</u>

1. We note that the summary from pages 1 through the Business Strategy section on page 4 is substantially similar to the Business section appearing on pages 48 through the Business Strategy section on page 51. In addition, the Recent Acquisitions and New Products section on pages 4 and 5 is substantially similar to the Recent Acquisitions and New Products section on pages 61 and 62. The summary should not merely repeat the text of the prospectus. Please rewrite this section to provide a brief overview of key aspects of the business and offering.

Consider including information on competition as described on pages 59 to 60, as well as recent changes to your company's organization and recent refinancing transactions as described on pages 36 to 37.

2. Revise the last sentence of the first paragraph under Our Company to disclose your net income/loss for the fiscal year ended March 26, 2006.

3. Nothing in the summary explains why you lost money last year. Please revise to explain how this happened.

4. We note from page 2 that your fleet of nine trucks delivered more than 130 million books to over 650 markets in the U.S. and Canada in fiscal year 2006. However, you identify 119.4 million to 124.9 million books and magazines circulated to 634 markets in the chart on the top of page 55. Please revise to eliminate or otherwise explain this discrepancy. In addition, if some markets are geographically overlapping, but represent markets for different products, please identify this fact in an appropriate place in the prospectus.

Competitive Strengths, page 2

5. Please remove the word "Profitability" from the heading near the bottom of page 2.

6. In place of the CAGR, please disclose the annual growth rate for each year both for the statistic including acquisitions and for the organic number.

Portfolio of Strong, Established Brands, page 3

7. Either file a consent for BPA International or confirm that its findings are publicly available and not provided just for you for a fee.

8. Please spell out the abbreviation EBITDA when it first appears on page 3. Similarly, please define the abbreviation CVC when it first appears on page 21.

Summary Consolidated Financial Information and Operating Data, page 11

9. Please revise the table here to include all items under the heading "Statement of Operations Data" in the table on page 32. Specifically, show net interest (expense) income, realized (loss) gain derivative, net miscellaneous other income (expense), (provision) benefit for income taxes, and net income (loss).

10. We note from footnote 1 on page 11 that the consolidated financial data for the combined fiscal year ended March 27, 2005 has been derived from the audited

consolidated financial statements of your predecessor and successor entities. Since the predecessor and successor financial data are presented on a different cost basis, it is not appropriate to present combined financial data for the predecessor and successor entities. Please revise to separately disclose financial data for the predecessor and successor entities. Please also revise your MD&A Results of Operations and Liquidity section so it is consistent with the presentation in your consolidated statements of operations on page F-5 and consolidated statement of cash flows on page F-7.

Risk Factors

We will have a substantial amount of indebtedness, page 12

11. You indicate that you will have an additional $35 million available under your committed senior secured revolving credit facility. However, on page 5 you indicate that you also have available $75 million in uncommitted incremental term loans. Please revise to provide this information, as well.

12. Also please indicate the dollar amount and percentage of your debt which is at floating rates.

The Notes are not secured by our assets, page 14

13. You state that lenders under your senior secured credit facility will have priority over noteholders. However, on page 9 you state that noteholders will rank equally in right of payment to future senior indebtedness, including indebtedness under your new senior secured credit facility. Please revise as appropriate to eliminate this discrepancy.

Not all of our subsidiaries may be guarantors, page 15

14. It appears that the first sentence should be the heading of this risk factor. Please revise.

15. You indicate that, under certain circumstances, future guarantor subsidiaries may be released from their guarantees without describing how they come to guarantee the notes in the first place. Please revise to provide this information.

We depend on individual agents, page 17

16. You indicate here that "[e]xisting home sales have remained relatively flat for the past five years" while on page 2 you state that "[t]he real estate industry,

including the market for existing homes, continues to show robust, long-term growth". Please revise to eliminate this inconsistency.

We will be exposed to risks, page 20

17. This risk factor begins, "Following the registration of the Old Notes". Please revise to change to New Notes or advise.

We are controlled by principal equity holders, page 21

18. We note from your disclosure on pages 21 and 72 that CVC and its affiliates beneficially own securities representing approximately 88% of your voting equity interests, giving them the ability to control the Company's operations and control decisions affecting your capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs, and the declaration of dividends. Please disclose the nature of this control relationship in the notes to your audited financial statements. Refer to the requirements of paragraph 2 of SFAS No. 57.

Forward-Looking Statements, page 22

19. Either delete the first sentence of this section or expand it to clarify that the safe harbor offered by the Private Securities Litigation Reform Act does not apply to this prospectus.

Use of Proceeds, page 23

20. Please disclose the interest rates of the loans paid off or retired with proceeds from the offering of Old Notes.

Terms of the Exchange Offer, page 24

21. Prior to the effective date of the registration statement, please provide a supplemental letter to us:
    - stating that you are registering the exchange offer in reliance on the staff positions enunciated in *Exxon Capital Holdings Corp.* (avail. April 13, 1995), *Morgan Stanley & Co.* (avail. June 5, 1991) and *Shearman & Sterling* (avail. July 2, 1993); and
    - including the supplemental representations to the staff outlined in the *Morgan Stanley* and *Shearman & Sterling* no-action letters.

22. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm

that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

23. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Refer to Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

24. We note your disclosure from page 25 that Old Notes may not be accepted for exchange "because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise". Please revise to remove "otherwise" or to specify any other reasons why the Old Notes may not be accepted for exchange.

25. You reserve the right "to delay accepting any Old Notes" on page 25. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Acceptance of Outstanding Old Notes for Exchange, page 27

26. We note your disclosure indicating that the exchange agent will promptly return certificates that are not accepted for exchange. Rule 14e-1(c) requires that you exchange the notes or return the old notes promptly upon expiration or termination of the offer, as applicable. Please revise here and throughout the filing, as necessary, to indicate that you will also exchange the notes promptly.

27. In addition, please revise to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance.

Selected Consolidated Financial and Operating Data, page 32

28. In accordance with Instruction 2 to Item 301 of Regulation S-K, please revise to describe or cross-reference to a discussion of the factors that materially affect the comparability of the information reflected in your consolidated selected financial data.

29. Please label the "Period from June 28, 2002 to March 30, 2003" column as Predecessor rather than Pre-Predecessor and the "Fiscal Year Ended March 31, 2002" column as Pre-Predecessor in your table on page 32, to be consistent with your description in Note 1 to your financial statements and Exhibit 12.1.

30. Please add a bold line between the "Period from March 29, 2004 to January 6, 2005"column and the "Period from January 7, 2005 to March 27, 2005" column in your table on page 32 and in your consolidated statement of operations on page F-5 to clearly denote that a change in basis occurred. A bold line should also be provided between the "Period from April 1, 2002 to June 27, 2002" column and the "Period from June 28, 2002 to March 30, 2003" column in your table on page 32.

Business, page 48

General

31. Please revise this section to describe the general development of your business, its subsidiaries, and any predecessor(s) during the past five years. Information should be disclosed for earlier periods if material to an understanding of the general development of the business. Please describe other material changes to your business over the last five years. Consider changes in your reliance on TREB for revenue, the pay down in your level of indebtedness, changes in your distribution network, and changes in paper costs.

32. Please revise throughout the filing to delete or provide substantiation for the following statements: on page 48 you state that you "generate the highest number of quality leads at the lowest cost" for your advertisers compared to competitive media outlets; on page 51 you state that LivingChoices.com is "one of the most popular online destinations for consumers searching for homes and apartments" and that "[i]ncreasingly, classified advertising has shifted to target media companies like NCI."; and on page 56 you state that "[i]ts readers regard Black's Guide as the authoritative source of information on office buildings, flex projects (joint office/industrial space) and industrial buildings."

Overview, page 48

33. You indicate at the bottom of page 48 and top of page 49 that you operate five Zirkon presses that produce your publications. However, you indicate on pages 35 and 40 that some portion of your costs are paid to third-party printers to print books not done at your Georgia production facility. Please describe what portion

of your publications are printed on your own presses and what portion are printed by third-party printers.

34. In addition, please indicate whether or not you own the Zirkon presses. If not, describe any leasing or other arrangement involving the presses.

Industry Dynamics, page 49

35. We note that your disclosure here is duplicated by the disclosure beginning on page 52 under Industry Dynamics. Please revise to eliminate the duplicative sections.

Industry Dynamics, page 52

36. We note your disclosure that management companies use specialty publications such as Apartment Finder "to attract potential residents to their communities" and that the communities "most widely represented" are in North Carolina, Georgia, South Carolina, Florida, Texas, and California. Please revise to clarify whether these states have more management companies than other states or whether management companies in these states use specialty publications like Apartment Finder more than management companies in other states.

37. Please provide sources for all statistical information presented in the filing, including for the chart on the top of page 53.

Real Estate Demographics, page 53

38. We note from page 54 that you have a "strong presence" in North Carolina, Georgia, South Carolina, Florida, Texas, and California. However, you only provide the basis for this claim regarding Georgia, which you indicate on page 55 accounts for 12.7% of TREB's 2006 revenue. Please provide similar information for the other states, above, or otherwise provide a basis for this statement.

The Real Estate Book, page 55

39. You indicate that "TREB is the only free-to-the-public real estate publication whose circulation is independently audited and verified through BPA International." Further, you refer to BPA International throughout the filing. In an appropriate place in the prospectus, please describe what BPA International is.

Apartment Finder, page 56

40. We note that one of your key objectives is to expand Apartment Finder into major metropolitan markets. Please discuss the steps that will be necessary to accomplish this, including your estimated cost of doing so and, if practicable, your timeline.

Online Complementary Services, page 57

41. We note your disclosure here that you have "significant long-term relationships" with LendingTree, Lycos, and Earthlink, and your disclosure on page 34 that you distribute your content "on an exclusive basis to more than ten online distribution partners, including RealEstae.com, BobVila.com and Lycos.com". Please describe the nature of these relationships. For example, what does it mean that they are all exclusive relationships? How do you pay these entities to distribute your content? Do you otherwise advertise on these or other websites? In addition, please include all material contracts with such partners as exhibits or advise.

Intellectual Property, page 59

42. We note that you have 43 trademarks in total. Please describe the importance, duration, and effect of all patents, trademarks, licenses, franchises, and concessions held which you believe are material to your business.

Directors and Executive Officers, page 64

43. Please provide the principal occupations and employment in the last five years for all directors and executive officers, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. For example, you indicate that Scott Dixon joined your firm in 1995, but do not indicate the position(s) he held until becoming Senior Vice President and President of the Real Estate Area in May 2004. In addition, you indicate that Edward Barnes was Vice President of Sales for Reed Business Information from January 2003 to August 2004 prior to joining your firm, but do not indicate his principal occupation and employment before that time.

44. In addition, please indicate how long David Thomas, Ian Highet, and Clayton Albertson have had their current positions with GHMC and CVC.

45. Finally, please provide any other directorships held by each director.

Employment Agreements, page 66

46. We note from the disclosures on pages 67 and 68 that certain officers of the Company who obtained shares of the Company's parent under the terms of their employment agreements are entitled to acquire additional shares of the Company's parent. Please tell us whether any compensation expense has been reflected in the Company's financial statements as a result of these transactions. If so, please explain how any expense recognized was determined. If no such expense was recognized, please explain why. We may have further comment upon receipt of your response.

Gerard Parker, page 67

47. You indicate that Gerard Parker is "entitled to receive an annual bonus of up to 50% of his average salary". However, on pages 68 and 69, you indicate that "[t]he target bonus ranges from 20% to 40% of each participant's salary." In addition, the bonuses listed in the chart on page 69 for Gerard Parker and Scott Dixon are equal to 50% of their salaries. Please revise to eliminate this discrepancy or advise.

Certain Relationships and Related Transactions, page 70

48. Please disclose in the Company's financial statements that the Company paid CVC a $3.0 million transaction fee for advisory services in connection with the acquisition of the Company and explain how this fee was accounted for in the Company's financial statements. Refer to the requirements of paragraph 2 of SFAS No.57.

New Senior Secured Credit Facilities, page 73

49. Disclose the applicable margins in the second paragraph of this section.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

50. Please revise to include Schedule II with respect to the Company's allowance for doubtful accounts for all periods presented. Note that this schedule should be subject to examination by the independent registered accountants. Refer to the requirements outlined in Rule 5-04 of Regulation S-X.

Consolidated Statements of Operations, page F-5

51. Since it appears that a portion of depreciation expense is excluded from your determination of gross profit, please revise to separately disclose on the face of your statements of operations the amount of depreciation expense reflected in selling, general, and administrative expense for each period presented. Refer to the guidance outlined in SAB Topic 11:B.

Note 1. Organization and Basis of Presentation, page F-9

52. We note from your disclosure that the acquisition of NCI was funded through the issuance of 17,524,091 shares of GMHC series L common stock valued at $192.7 million, 1,079,863 GMHC shares of series A common stock valued at $1.1 million, and the issuance of term loans and senior subordinated debt of $148.7 million and $55.0 million, respectively. Please tell us how you determined the value assigned to the 17,524,091 shares of GMHC series L common stock and the 1,079,863 GMHC shares of series A common stock issued in the above transactions, and explain how your valuation of these shares complied with the guidance outlined in paragraphs 20 through 23 of SFAS No.141. Furthermore, in MD&A discuss the significant assumptions and methodologies used in determining their fair value. As part of these disclosures, please indicate whether the valuation was prepared by an independent third party or by management. We may have further comment upon receipt of your response and our review of your revised disclosures.

53. Please reconcile the purchase price of $390.6 million disclosed on page F-9 to the $243,224,389 net purchase price allocation amount disclosed on page F-10.

54. We note from your disclosure on page F-10 that goodwill associated with the NCI acquisition transaction comprises over fifty percent of the total purchase price allocation. Considering the overall significance of the goodwill recognized in your financial statements, please disclose and explain in detail the factors that contributed to a purchase price that significantly exceeded the fair value of the assets and liabilities acquired in the NCI acquisition. Refer to paragraph 35 through 46, 51(b) and appendix A of SFAS No. 141 for guidance. Please also provide similar disclosure for the acquisitions described in Note 5 to your financial statements. We may have additional comments after receipt of your response.

55. With respect to the NCI acquisition transaction disclosed on page F-9 and F-10, please revise your financial statements to include the disclosures required by paragraph 52 (a) of SFAS No. 141. Also, please revise your financial statements to disclose the amount of goodwill expected to be deductible for tax purposes as

required by paragraph 52(c) of SFAS No. 141 and provide the pro forma
disclosures required by paragraph 54 and 55 of SFAS No. 141.

Note 2. Summary of Significant Accounting Policies

Software Development Costs, page F-12

56. We note your disclosure indicating that software development costs capitalized
    include the costs of conversion of old data to new systems. Please clarify how
    your capitalization of conversion costs complies with the guidance outlined in
    paragraphs 21 and 22 of SOP 98-1. In this regard, paragraph 22 of SOP 98-1
    indicates that data conversion costs should generally be expensed as incurred
    except as outlined in paragraph 21 of SOP 98-1. Please advise or revise as
    appropriate.

Intangible Assets, page F-13

57. We note your disclosure on page F-13 indicating that advertiser lists, consumer
    databases, and independent distributor agreements are amortized over periods of
    up to 22, 17, and 15 years, respectively. Please tell us and explain in further detail
    in the notes to your financial statements how you determined the estimated useful
    lives over which to amortize these categories of intangible assets to expense. As
    part of your response, you should explain in detail why you are using amortization
    periods of up to 22 years for advertiser lists when disclosures provided on page 3
    and elsewhere in the registration statement indicate that your advertisers have a
    contract renewal rate of approximately 75% annually. We may have further
    comment upon receipt of your response.

Revenue Recognition and Unearned Revenue, page F-14

58. Please tell us and clarify in your revenue recognition policy any differences in
    revenue recognition for direct sales made by the Company and sales through the
    network of independent distributors.

Note 5. Acquisitions, page F-17

59. Please revise to include the disclosures required by paragraphs 51 through 56 of
    SFAS No.141, as applicable, with respect to the acquisition transactions that
    occurred during the fiscal year ended March 28, 2004.

Note 10. Long-Term Debt
Senior Subordinated Debt, page F-24

60. Please tell us and explain in Note 10 how you calculated or determined the amount of the debt proceeds allocated to the warrants issued in connection with your senior subordinated debt.

Refinancing, page F-25

61. We note from your disclosure that the proceeds from your Refinancing were used to repay the outstanding balances under the Term A, Term B, Term C loans, and $30.0 million of the senior subordinated debt. In this regard, please disclose the amount, if any, of debt extinguishment gain /loss and associated expense incurred along with a description as to how these amounts were calculated /determined and the line item in the statement of operations where these amounts are classified.

Note 11. Stockholder's Equity, page F-28

62. Please enhance your disclosure to explain in detail the nature of your recapitalization transaction reflected in your consolidated statement of stockholder's equity for the period ended March 27, 2005 in the amount of $194,378,446. As part of your response and revised disclosure, please explain how the $194,378,446 recapitalization amount was calculated or determined.

63. Please enhance your disclosure to explain in detail the nature of your "refinancing" transaction reflected in your consolidated statement of stockholder's equity for the period ended January 6, 2005 for $56,397,876. As part of your response and revised disclosure, please explain how the $56,397,876 refinancing amount was calculated or determined. Also reconcile the $56,397,876 refinancing amount in your consolidated statement of stockholder's equity for the period ended January 6, 2005 with the $61,553,841 "Equity (distribution)/capitalization" amount disclosed in your consolidated statement of cash flow for the period from March 29, 2004 to January 6, 2005.

Legal Opinion, Exhibit 5.1

64. We note that Kirkland & Ellis LLP "expresses no opinion as to the applicability of, compliance with, or effect of… any applicable laws of the State of New York". Please revise to opine on the laws of the state governing the indenture, which in this case is New York.

65. You may not assume either the authority of persons signing on behalf of the registrant or the authorization by the registrant, both of which appear to be governed by Georgia law. Please revise.

66. Either delete the final sentence of the next-to-last paragraph or refile the opinion dated the date of effectiveness.

67. In the next amendment delete the final paragraph of the opinion.

Consent of PricewaterhouseCoopers, LLP, Exhibit 23.1

68. Reference is made to the first sentence in the consent of independent registered public accounting firm. Please change the report date of May 31, 2006 to the actual report dates reflected in the reports of your independent accountants of June 2, 2006. Also please provide a currently dated consent in any future amendment to the registration statement.

Confidential Treatment Requests

69. We have received your confidential treatment requests related to this filing and will respond to them separately.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3454 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 446-4900
       Joshua Korff, Esq.
       Jason Norton, Esq.
       Kirkland & Ellis LLP